UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of	March	, 2007.

Group Simec, Inc.
(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	☐	No	☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: March 12, 2007.	By:	/s/ Luis García Limón
Name: Luis García Limón
Title: Chief Executive Officer

Translation of the Relevant Event (“Evento Relevante”) filed by GRUPO SIMEC, S.A.B. DE C.V. in Mexico

Considering recent news and press releases in Mexico in which Grupo Simec, S.A.B. de C.V. has been involved, Grupo Simec, S.A.B. de C.V. informs:

1.    Administradora de Cartera de Occidente, S.A. de C.V. was organized and incorporated with the sole purpose of acquiring, through public bid, outstanding loans owed by Siderurgica NKS, which loans were previously assigned to Siderurgica NKS by certain commercial banks that were in liquidation process by the Mexican Institute for the Protection of Bank Deposits (Instituto para la Proteccion del Ahorro Bancario “IPAB”), in order to subsequently merge Siderurgica NKS into Grupo Simec, S.A.B. de C.V.

2.    Considering that the merger of Siderurgica NKS into Grupo Simec, S.A.B. de C.V., did not take place within the time scheduled and further considering that the business of Administradora de Cartera de Occidente, S.A. de C.V. is not related to the steel industry, Administradora de Cartera de Occidente, S.A. de C.V. was transferred out of Grupo Simec, S.A.B. de C.V. on 2006.

3.    In addition to the loans owed by Siderurgica NKS, the pool of loans assigned to Administradora de Cartera de Occidente, S.A. de C.V. included loans owed by three other corporate groups, among which were 54 promissory notes executed by several companies owned by the Covarrubias Valenzuela family.

4.    Pursuant to the Assignment Agreement among Administradora de Cartera de Occidente, S.A. de C.V. and the commercial banks mentioned in paragraph 1 above, Administradora de Cartera de Occidente, S.A. de C.V. was responsible for collecting payment under the assigned loans and distributing 50% of any amounts collected to the assignors.

5.    As of the date hereof, the outstanding amount of the loans owed by the companies of the Covarrubias Valenzuela family, which were assigned to Administradora de Cartera de Occidente, S.A. de C.V., exceed U.S.$290,598,000 and Mexican Ps. $130,324,000.

6.    Following several negotiations, the loans owed by the companies of the Covarrubias Valenzuela family were restructured and evidenced with promissory notes, which principal amount was not paid when due, and Administradora de Cartera de Occidente, S.A. de C.V. filed a claim with the competent courts alleging payment thereunder.

7.    On February 19, 2007, a judge from a court in Mexico City (Juez Trigesimo Tercero de lo Civil del Distrito Federal) issued a final resolution with respect to the claim asserted under file number 112/2005, which resolution provides the following: “The plaintiffs Motormexa, S.A. de C.V., Juan Arturo Covarrubias Valenzuela and Ricardo Covarrubias Valenzuela shall pay to the claimant Administradora de Cartera de Occidente, S.A. de C.V., the principal amount of U.S.$200,000,000 or its equivalent in Mexican Pesos on the payment date, plus default interest at a monthly rate of 1% …”

8.    As of the date hereof, none of the persons that acted as directors of Administradora de Cartera de Occidente, S.A. de C.V., have been served with process regarding any claims filed against them.

9.    Grupo Simec, S.A.B. de C.V. is a publicly traded company and shares of its capital stock are traded in stock exchanges in Mexico and the United States of America and its business and operations are supervised by securities regulatory agencies and tax governmental authorities and Grupo Simec, S.A.B. de C.V. will provide any information required by such regulatory agencies and governmental authorities.